

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Samar Kamdar
Chief Financial Officer
biote Corp.
1875 W. Walnut Hill Ln, #100
Irving, TX 75038

Re: biote Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-40128

Dear Samar Kamdar:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences